UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: April 3, 2018
Commission File Number: 001-36891

Cellectis S.A.
(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry
75013 Paris, France
+33 1 81 69 16 00
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⃞

Cellectis S.A. (the “Company”) issued a press release today reporting the announcement on April 3, 2018, that Pfizer Inc. (“Pfizer”) and Allogene Therapeutics, Inc. (“Allogene”) have entered into an agreement (the “Asset Purchase Transaction”), pursuant to which Allogene will purchase Pfizer’s portfolio of assets related to allogeneic CAR T-cell therapy, which Pfizer licensed from the Company in 2014. Pursuant to the Asset Purchase Transaction, Allogene will take over exclusive global rights to develop and commercialize previously defined allogeneic CAR-T programs directed at select targets. Allogene also agreed to assume Pfizer’s obligations.  Cellectis remains eligible to receive clinical and commercial milestone payments (up to $2.8 billion, or $185 million per target, for 15 targets) and tiered royalties ranging in the high single digit percentages applied on annual net sales of commercialized products. Pfizer and Allogene also announced that Allogene will receive Pfizer’s rights to UCART19 licensed from Les Laboratoires Servier S.A.S. (“Servier”) and will have exclusive rights to develop and commercialize UCART19 in the United States, while Servier retains exclusive rights for all other countries. Subject to the satisfaction of certain closing conditions, Pfizer and Allogene expect the Asset Purchase Transaction to close in the second quarter of 2018. Following the Asset Purchase Transaction, Pfizer will hold a 25% ownership stake in Allogene. As of the date of this report, Pfizer holds an approximately 8% ownership stake in Cellectis, which was acquired pursuant to an equity agreement entered in 2014.

Allogene is a newly-formed biotechnology company focused on the development of allogeneic CAR T-cell therapies for blood cancer and solid tumors.  Allogene was co-founded by former Kite Pharma, Inc. executives Arie Belldegrun, M.D., FACS, who will serve as Allogene’s Executive Chairman, and David Chang, M.D., Ph.D., who will serve as Allogene’s President and Chief Executive Officer.

Cellectis notes the following risk factor relating to the Asset Purchase Transaction, which supplements the risk factors reported in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017:

A strategic alliance with an early stage biotechnology company, such as Allogene, poses additional risks for the development and commercialization of product candidates pursuant to that strategic alliance.

We rely in part on strategic alliances for the development and commercialization of certain biopharmaceutical products. If any collaborator fails to conduct the collaborative activities successfully and in a timely manner, the pre-clinical or clinical development or commercialization of the affected target candidates or research programs would be delayed or could be terminated.  Moreover, because our success depends, in part, on our ability to collect milestone and royalty payments from our collaborators, a failure of our collaborators to aggressively or effectively pursue product candidates for which we are entitled to such payments would prevent us from realizing these significant revenue streams. Any of the foregoing failures could have an adverse effect on our business and future prospects.

As an early stage biotechnology company, Allogene is subject to significant risks that could impede its ability to aggressively and effectively pursue the development and commercialization of the CAR T-cell portfolio that it will license from us.  The process of developing and commercializing gene-edited therapeutic products is complex and expensive, and Allogene will have limited experience in developing and commercializing such product candidates.  This may result in delays, heightened regulatory challenges and significantly increased costs and expenses.  In addressing such risks, Allogene will have substantially more limited resources than a large multinational pharmaceutical company, such as Pfizer.  In addition, as an early stage biotechnology company, we do not expect that Allogene will generate substantial, if any, revenue for the foreseeable future.  As a result, there can be no assurance that Allogene will have sufficient financial resources to make milestone and royalty payments that may be come due to us from time to time pursuant to our strategic collaboration. As a result, our future revenue and financial condition could be adversely affected.

This report on Form 6-K (excluding Exhibit 99.1) shall be deemed to be incorporated by reference in the Company’s registration statements on Form F-3 (333-217086), Form S-8 (333-204205), Form S-8 (333-214884) and Form S-8 (333-222482), in each case to the extent not superseded by documents or reports subsequently filed.

2

EXHIBIT INDEX

Exhibit	Title

99.1	Press release, dated April 3, 2018.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A.
(Registrant)

April 3, 2018	By:	/s/ André Choulika
André Choulika
Chief Executive Officer

4